UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Retail Works Eschoppe LLC

Legal status of Issuer:

     Form:

     LLC

     Jurisdiction of Incorporation/Organization:

     New York

     Date of Organization:

     August 26, 2019

Physical Address of Issuer:

185 Greenwich Street, LL4032, New York, NY 10007, United States

Website of Issuer:

https://brikclik.com

Current Number of Employees:

2 full-time employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$108,710	$43,791
Cash & Cash Equivalents	$47,927	$12,438
Accounts Receivable	$0	$0
Short-term Debt	$35,137	$20,203
Long-term Debt	$0	$0
Revenues/Sales	$401,447	$27,910
Cost of Goods Sold	$55,057	$6,207
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(24,015)	$(45,930)

Table of Contents



April 25, 2022

Retail Works Eschoppe LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Retail Works Eschoppe LLC, operating as Brik + Clik ("**Brik + Clik,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://brikclik.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under

the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Hemant Chavan
_____
(Signature)

Hemant Chavan
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Hemant Chavan
_____
(Signature)

Hemant Chavan
_____
(Name)

Manager
_____
(Title)

April 25, 2022
_____
(Date)

/s/Eric Hirani
_____
(Signature)

Eric Hirani
_____
(Name)

Manager
_____
(Title)

April 25, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 25, 2022

Retail Works Eschoppe LLC



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Retail Works Eschoppe LLC, operating as Brik + Clik, is a full stack commerce platform. The Company was formed in New York as a limited liability company on August 26, 2019.

The Company is located at 185 Greenwich Street, LL4032, New York, NY 10007, United States.

The Company's website is https://brikclik.com

The Company is headquartered and qualified to conduct business in New York and California. The Company also sells its products and services through the Internet and throughout the United States.

Additionally, the Company has a wholly-owned subsidiary, GBC 2258 LLC, a California limited liability company, which was formed on July 1, 2020. This entity holds the leases to the Company's spaces in California.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Retail Works Eschoppe, operating as Brik + Clik, is a full stack commerce platform. Its turnkey retail spaces, online marketplace, unique VR checkout, and suite of tech services enables direct to consumer (DTC) brands to enter retail at the lowest cost and within days. It has a scalable omnichannel model at the confluence of trendy brands, retail, creators and fulfillment. Supplemental retail tech software enables independent retailers to digitize stores and incrementally increase revenue and foot traffic.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Many retail spaces were closed and companies seeking retail space significantly declined. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue, although we continue to pandemic proof our business through online and local delivery, along with converting our stores into shoppable virtual reality stores which we will rely on in case of mandated shutdowns.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide products and services.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon products or services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products or services may be adversely impacted if companies to whom we delegate certain products or services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise.

We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Retail Works Eschoppe, operating as Brik + Clik, is a full stack commerce platform. Its turnkey retail spaces, online marketplace, unique VR checkout, and suite of tech services enables direct to consumer (DTC) brands to enter retail at the lowest cost and within days. It has a scalable omnichannel model at the confluence of trendy brands, retail, creators and fulfillment. Supplemental retail tech software enables independent retailers to digitize stores and incrementally increase revenue and foot traffic.

Business Plan

The Company plans to significantly expand its business by investing in product development, increasing sales and marketing efforts and growing out its infrastructure.

The Company's Products and/or Services

Product / Service	Description	Current Market
In the Clik	Full Stack Commerce Services	Direct to consumer brands looking to utilize the most innovative commerce technology including the VR store, Clik Live, Clik Now, Brik Returns, Brik Studio, the Clik Club, and special store placement, and our most robust marketing campaigns.
Omni	Omni-platform Commerce Services	Direct to consumer brands looking to improve visibility of their products and scale their business through Brik + Clik store, online marketplace, and robust marketing ability.
Online Only	Placement on our online marketplace	Direct to consumer brands looking to scale and improve visibility of their products via the Brik + Clik online marketplace

Competition

The markets in which our products are sold are highly competitive. We compete against similar products offered by large and small companies, including well-known global competitors. Execution, timing, business model, scalability and agility, store design, strategic partnerships, technology and team are our important differentiating factors.

(i)   Execution: We were able to launch two stores in the middle of the pandemic coast to coast on a bootstrapped budget whereas our competitors need to raise tens of millions to get to the same number of stores.

(ii)   Timing: We launched during the Covid-19 pandemic and have been able to take advantage of more favorable short-term leases and percentage rent deals while our competitors are locked into more expensive pre-Covid-19 fixed term rent and long-term leases.

(iii)   Business Model: Due to our low capex cost and timing, we can offer significantly lower subscription plans, with a low churn rate, versus our competitors, such as Showfields and Neighborhood Goods. We also provide the brands the same service levels in better locations. Also, we are a turnkey operator, unlike Appear Hear and Popshop, which only list vacancies and do not solve the underlying problem of retail vacancies. Brands are looking for operators like us for retail distribution.

(iv) Scalability and Agility: Our store size is 1/5 of our competitors. The larger stores are more costly and take more time to execute and difficult to operate. We focus on 2nd generation space in good condition which can execute and deploy across the country in a short time.

(v) Store Design: We truly innovate the store design with our functionally experiential stores through dioramas that reflect the different rooms in your home like bedroom, living room, kitchen and bathroom. We product place the brands in a more organic way, just like in the customers home which spurs complimentary brand sales as the brands and high average order size. Our competitors build the dated mini malls where brands are renting out spaces just like in the failed department store model.

(vi) Strategic Partnerships: We have signed a shop in shop partnership with a chain national retailer to test locations across the country and gauge demand with no CAPEX or OPEX cost. We have stores in prime locations in two major cities with a strategic multi-national institutional landlord partner that enables us to open locations at a faster rate in their other major centers.

(vii) Technology: We are testing our in-store technology stack to understand which technologies really digitize and solve instore operations. We plan to deploy this technology to the independent retail market which is currently underdigitized and underserved. Our vertical integration gives the advantage over the retail tech companies which do not have the firsthand experience of day to day retail operation issues. Our competitors are only retail stores whereas we are providing a full stack commerce solution.

(viii) Team: We have built $3B in real estate and have deep domain expertise and relationships in this space. Our retail, commerce and technology team was assembled in a relatively short time and are industry leaders.

Customer Base

The Company curates brands based on macro consumer buying trends, seasonality, price points, current curation, probability of returns, audited IG followers, content engagement, store location, demographics of the foot traffic and their median income. The majority of the Company's customer base is Gen X, Millennial and Baby Boomer women, which have the highest concentration of wealth. As the concept matures, the Company will be targeting Gen Z women as well.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90237313	"Brik + Clik"	Standard Character Mark	October 6, 2020	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://brikclik.com, https://nightclubmarket.com, https://theclik.store and https://coretailsummitcom domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Hemant Chavan	CEO, Co-Founder and Manager	CEO and Co-Founder of Retail Works Eschoppe LLC, 2019– Present

Responsible for digital marketing, construction management, online marketplace store selection and due diligence, fundraising, vendor selection and brand management, along with general CEO responsibilities

Gemdale USA, Cost Manager, 2016-2021

Responsible for construction management, development management, cost Management and scheduling for residential and commercial real estate projects | University of Illinois at Urbana-Champaign, MS, Civil Engineering 2012

University of Mumbai, BE, Civil Engineering, 2009 |
| Eric Hirani | COO, Co-Founder and Manager | COO and Co-Founder of Retail Works Eschoppe LLC, 2019– Present

Responsible for staffing, accounting, human resources, fundraising, vendor selection and construction management

President of Infinite Consulting Corp and Infinite Safety Quality and Construction Management, 2009-Present

Responsible for business operations. | Columbia University, B.S., Major in Engineering and Minor in Entrepreneurship, 2011 |

Biographical Information

Hemant Chavan: Hemant is the CEO and Co-Founder of the Company. Prior to launching the Company, Hemant has over twelve (12) years of experience in real estate development. He has worked on a portfolio of $4.1 Billion which includes high rise condominium & multifamily residential, commercial office, retail, industrial & infrastructure projects in the Northeast, California and Seattle. Hemant is also involved in sourcing, underwriting and structuring real estate deals. Also, he is involved in the pre-construction, construction and close-out phases, including marketing & sales

Eric Hirani: Eric is the COO and Co-Founder of the Company. Prior to launching Brik + Clik, Eric has over ten (10) years of experience as an entrepreneur in the engineering, construction, and real estate world. He has overseen and participated in projects worth over $10 Billion dollars in various sectors including Retail, Healthcare, Residential, Commercial, Hospitality, Infrastructure, Education, mixed-use, Water/Waste Water, Utilities, Transportation, and more. His true skills are in operating and scaling businesses where he has founded and grown several small businesses which continue to operate and thrive. Lastly, Mr. Hirani is avid philanthropist and volunteer donating to dozens of causes every year and founding two yearly scholarships for high school and college students.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

Outstanding Equity Interests

As of the date of this Form C-AR, the Company's outstanding equity interests consists of:

Type	Membership Interests
Amount Outstanding	100
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Interests which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$224,931
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Loan from Company CEO
Creditor	Hemant Chavan
Amount Outstanding	$16,586
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Loan from Company COO
Creditor	Eric Hirani
Amount Outstanding	$758.50
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Business Line of Credit
Amount Outstanding	$26,018
Interest Rate and Amortization Schedule	1.5% per annum. Weekly payments of $1,639.71 of principal and interest
Description of Collateral	Unsecured
Maturity Date	August 1, 2022

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$10,000	100%	General Working Capital	August 26, 2019	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$224,931	193	General Working Capital	March 10, 2022	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Hemant Chavan	Membership Interests	66.25%
Eric Hirani	Membership Interests	33.75%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Retail Works Eschoppe, LLC, operating as Brik + Clik (the "Company") was formed on August 26, 2019 under the laws of the State of New York. The Company is headquartered in New York, New York. The Company also conducts business through its wholly-owned subsidiary GBC 2258 LLC, a California limited liability company, formed on July 1, 2020. Our financial statements also include the financial results of GBC 2258 LLC.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $212,596 in cash and cash equivalents, leaving the Company with over 12 months of runway.

Liquidity and Capital Resources

In March 2022, the Company completed an offering pursuant to Regulation CF and raised $224,931.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. A portion of the proceeds from the Offering will be used to open new stores.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(1) Hemant Chavan, the Company's CEO and Co-Founder, provided unsecured loans to the Company in 2020 and 2021 in the amounts of $16,586. The loans do not provide for an interest rate and do not have a maturity date.
(2) Eric Hirani, the Company's COO and Co-Founder, provided an unsecured loan to the Company in 2020 in the amount of $758.50. The loan does not provide for an interest rate and does not have a maturity date.

See the section titled "**Outstanding Debt**" for more information.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 25, 2022

Retail Works Eschoppe LLC



RETAIL WORKS ESCHOPPE LLC
(CONSOLIDATED) Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
REVENUE	
SALES REVENUE	320,780.67
OTHER INCOME	80,666.79
Total REVENUE	401,447.46
EIDL ADVANCE	0.00
Total Income	401,447.46
Cost of Goods Sold	
PRODUCT PURCHASES	
LESS YEAR END INVENTORY ON HAND	-23,653.88
PRODUCT PURCHASES - Other	74,102.04
Total PRODUCT PURCHASES	50,448.16
CONSIGNMENT VENDOR PAYMENTS	4,609.77
Total COGS	55,057.93
Gross Profit	346,389.53
Expense	
SALES TAX PAID	
RW SALES TAX	10,030.29
GBC SALES TAX	78.20
SALES TAX PAID - Other	0.00
Total SALES TAX PAID	10,108.49
ADVERTISING/MARKETING	18,387.00
LLC TAX & FEES	
NYS LLC FILING FEE	25.00
CA LLC FILING FEE	1,703.20
Total LLC TAX & FEES	1,728.20
DEPRECIATION EXPENSE	1,342.00
OPERATING EXPENSES	
BANK CHARGES	
BANK CHARGES-RW	551.23
BANK CHARGES-GBC	165.00
Total BANK CHARGES	716.23
INTEREST EXPENSE	2,097.04
PROFESSIONAL EDUCATION	400.00
OUTSIDE SERVICES	
OUTSIDE SERVICES-GBC	38,335.31
OUTSIDE SERVICES-RW	38,074.61
OUTSIDE SERVICES - Other	0.00
Total OUTSIDE SERVICES	76,409.92
SHOPIFY FEES	4,509.60
REGISTERED AGENT FEE	0.00
WEB AND EMAIL HOSTING	998.64
FORMATION FEES	0.00
EMAIL PLATFORM	196.46
LICENSES & PERMITS	1,436.38
PAYROLL PROCESSING FEES	1,508.88
INSURANCE	
BUSINESS INSURANCE-GBC	652.61
BUSINESS INSURANCE-RW	2,376.46
Total INSURANCE	3,029.07
PROFESIONAL FEES	
OTHER PROFESSIONAL FEES-GBC	0.00
ARCHITECT FEES-RW	0.00
LEGAL FEES-RW	7,105.00
OTHER PROFESSIONAL FEES-RW	9,842.50
Total PROFESIONAL FEES	16,947.50
AUTO EXPENSES	
AUTO GAS & TOLLS	94.89

RETAIL WORKS ESCHOPPE LLC
(CONSOLIDATED) Profit & Loss
January through December 2021

	Jan - Dec 21
Total AUTO EXPENSES	94.89
BANK CHARGES-RW	0.00
CREDIT CARD/STRIPE FEES	1,376.83
BUSINESS MEALS	11,330.86
MISCELLANEOUS & WATER SUPPLY	0.00
OFFICE SUPPLIES	14,177.49
POSTAGE & COURIER	8,248.61
RENT	130,193.54
REPAIRES & MAINTENANCE	0.00
SOFTWARE PURCHASES	5,558.13
TELEPHONE/INTERNET/COMM.	1,365.70
TRAVEL(AIR/CAR/RENTAL/TAXI/RAIL	5,189.92
Total OPERATING EXPENSES	285,785.69
PAYROLL	
GROSS WAGES	
GROSS WAGES-RW	46,669.24
GROSS WAGES-GBC	598.17
GROSS WAGES - Other	0.00
Total GROSS WAGES	47,267.41
PAYROLL TAXES	
EMPLOYER MEDICARE	
EMPLOYER MEDICARE-GBC	8.67
EMPLOYER MEDICARE-RW	676.70
Total EMPLOYER MEDICARE	685.37
EMPLOYER SST	
EMPLOYER SST-GBC	37.08
EMPLOYER SST-RW	2,893.50
Total EMPLOYER SST	2,930.58
FEDERAL UI TAX	
FEDERAL UI TAX (940)-GBC	3.59
FEDERAL UI TAX (940)-RW	232.11
Total FEDERAL UI TAX	235.70
STATE UI TAX	
CA UI TAX	20.93
NYS UI TAX (NYS45)-RW	1,913.43
Total STATE UI TAX	1,934.36
Total PAYROLL TAXES	5,786.01
Total PAYROLL	53,053.42
Total Expense	370,404.80
Net Ordinary Income	-24,015.27
Net Income	**-24,015.27**

RETAIL WORKS ESCHOPPE LLC (CONSOLIDATED)

Balance Sheet

December 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
CASH	
CHASE RWxxx5695	40,227.48
CHASE GBCxxx5399	7,700.38
Total CASH	47,927.86
Total Checking/Savings	47,927.86
Other Current Assets	
INVENTORY ON HAND-RW	23,653.88
Total Other Current Assets	23,653.88
Total Current Assets	71,581.74
Fixed Assets	
FURNITURE & FIXTURES	
LEASEHOLD IMPROVEMENTS-GBC_2020	12,122.55
LEASEHOLD IMPROVEMENTS-GBC_2021	11,500.00
Total FURNITURE & FIXTURES	23,622.55
ACCUMULATED DEPRECIATION	-1,494.00
Total Fixed Assets	22,128.55
Other Assets	
SECURITY DEPOSIT-GBC	15,000.00
Total Other Assets	15,000.00
TOTAL ASSETS	**108,710.29**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
LOAN FROM MEMBER-EH	758.50
LOAN FROM MEMBER-HC	16,586.25
AMEX-1009-RW	17,793.20
INTERCOMPANY ACTIVITY	
GBC XFER FROM RW	71,776.56
RW XFER TO GBC	-71,776.56
Total INTERCOMPANY ACTIVITY	0.00
Total Other Current Liabilities	35,137.95
Total Current Liabilities	35,137.95
Total Liabilities	35,137.95
Equity	
MEMBER'S EQUITY	
EQUITY-EH	
MEMBER CONTRIBUTIONS - EH	73,216.00
Total EQUITY-EH	73,216.00
EQUITY-HC	
MEMBER CONTRIBUTIONS - HC	73,216.00

RETAIL WORKS ESCHOPPE LLC (CONSOLIDATED)

Balance Sheet

Total EQUITY-HC	73,216.00
Total MEMBER'S EQUITY	146,432.00
RETAINED EARNINGS	-48,844.39
Net Income	-24,015.27
Total Equity	73,572.34
TOTAL LIABILITIES & EQUITY	**108,710.29**